Exhibit 23

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of FONAR Corporation and Subsidiaries on Form S-8 File No. 333-168771 of our report dated September 30, 2019, with respect to our audits of the consolidated financial statements of FONAR Corporation and Subsidiaries as of June 30, 2019 and 2018 and for the three years ended June 30, 2019 and our report dated September 30, 2019 with respect to our audit of the effectiveness of internal control over financial reporting of FONAR Corporation and Subsidiaries as of June 30, 2019, which reports are included in this Annual Report on Form 10-K of FONAR Corporation and Subsidiaries for the year ended June 30, 2019.

Our report on the effectiveness of internal control over financial reporting expressed an adverse opinion because of the existence of a material weakness.

/s/ Marcum llp

Marcum llp

New York, New York

September 30, 2019